Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

ADOPTION OF NEW COMPANY LOGO

Reference is made to (i) the circular of H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) dated May 10, 2022 in relation to, among other things, the Change of Name (the “Circular”); (ii) the announcement of the Company dated June 24, 2022 in relation to the results of the AGM; and (iii) the announcements of the Company dated July 6, 2022 and August 1, 2022 in relation to, among other things, the Change of Name. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The board of directors of the Company (the “Board”) is pleased to announce that the Company has adopted a new logo with effect from the date of this announcement, to reflect the Change of Name. The Company’s old and new logos are set out below for identification purpose.

(Old logo)	(New logo)

The Company’s adoption of the new logo does not affect the rights of the existing Shareholders. All existing share certificates of the Company bearing the old logo will continue to be evidence of legal title to the Shares and be valid for trading, settlement, registration and delivery purposes. Any new share certificates issued on or after the date of this announcement in respect of Shares registered on the Company’s Hong Kong share register will bear the Company’s new logo. There will not be any arrangement for free exchange of existing share certificates of the Company for new share certificates bearing the Company’s new logo.

By order of the Board H World Group Limited JI Qi Executive Chairman

Hong Kong, September 19, 2022

As at the date of this announcement, the Board comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.